Company Presentation CONFIDENTIAL: DECEMBER 202 2 Issuer Free Writing Prospectus Dated December 14, 2022 Filed Pursuant to Rule 433 of the Securities Act of 1933 Registration No. 333 - 262296 Related to Preliminary Prospectus dated December 14, 2022

Disclaimer REGISTRATION STATEMENT Lucy Scientific Discovery Inc. (the “Company”) has filed a registration statement on Form S - 1 (including a preliminary prospectu s) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The registration statement has not yet become effective. The Company’s securities may not be sold, nor may any offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary prospectus and the other documents the Company files with the SEC for more complete information about the Company and this offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, cop ies of the preliminary prospectus may be obtained from WestPark Capital Inc. WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067 , by phone at (310) 203 - 2919 , or by email through the contact form at https://wpcapital.com/general - contact - information/ . This presentation is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to purch ase any securities of any nature whatsoever PROPRIETARY INFORMATION OF LUCY SCIENTIFIC DISCOVERY INC . The information contained in this document is the Company’s PROPRIETARY INFORMATION and is disclosed in CONFIDENCE. It is the property of the Company and shall not be used, disclosed to others, or reproduced without the express written consent of the Company, including, but without limitation, in the creation, manufacture, development or derivation of any business plan or any business developments. Transfer of any information or data contained in this document by any means to any person without the express written consent of the Company is strictly prohibited. FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements that involve substantial risks and uncertainties. All statements contained in this document, other than statements of historical facts or statements that relate to present facts or current conditions, including but not limited to statements regarding possible or assumed future results of operations, business strategies, research and development plans, regulatory activities, market opportunity, competitive position, potential growth opportunities and use of proceeds are forward - looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terms such as “may,” “might,” “will,” “should,” “expect,” “plan,” “aim,” “seek,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “forecast,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward - looking statements in this presentation are only predictions. The Company has based these forward - looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect the Company’s business, financial condition and results of operations. These forward - looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond the Company’s control. You should not rely on these forward - looking statements as predictions of future events. The events and circumstances reflected in the Company’s forward - looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward - looking statements. Moreover, the Company operates in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that the Company may face. Except as required by applicable law, the Company does not plan to publicly update or revise any forward - looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. TRADEMARKS This confidential presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 2

Key Risks • We have a limited operating history and have not scaled our commercial operations or made significant sales of our products or services, and we have incurred significant losses since our inception . We may continue to incur losses which, together with our limited operating history, makes it difficult to assess our future viability • Even after this proposed offering, we may require substantial additional funding to finance our operations. • The psychedelic industry and market are relatively new and the industry may not succeed in the long term. • Our operations require that we maintain a controlled substances Dealer’s License from Health Canada. • Our business plan depends on the occurrence of regulatory changes that may benefit the psychotropics - based medicines market and on determinations by U.S. and Canadian regulators that are favorable to our company in particular , and there can be no assurance that such changes or determinations will occur. • Unfavorable publicity or consumer perception of psychedelic - based medicine may have an adverse impact on our client base, which in turn would have an adverse impact on our business , financial condition and results of operations. • The expansion of the use of psychedelics in the medical industry may require new clinical research into effective medical therapies. • The sizes of the markets and forecasts of market growth for the demand of our products and services and for psychedelics - based medicines generally are based on a number of complex assumptions and estimates, and may be inaccurate. • The manufacture of our psychedelics - based products is complex. We may encounter various difficulties in production, which could delay or entirely halt our ability to supply raw materials or API for research or clinical trials or finished drug products for commercial sale. • We face multiple risks in establishing and growing our contract research services offerings and we may not be successful in achieving profitability with respect to this aspect of our business. • Biopharmaceutical drug development is inherently uncertain. Even if we are able to sell our products and services to clients for research and development purposes, it is possible that our clients will not be successful in developing and obtaining regulatory approval for psychedelics - based medicines. • The business to be conducted by us and our clients will be subject to extensive governmental regulation, and our or our clients’ inability to comply with these regulations, which are complex and relate to various jurisdictions and areas of law, would result in significant adverse consequences to our business. • Our products and services, and the product candidates and approved products developed and marketed by our clients, will be subject to controlled substance laws and regulations, including restrictions in the U.S . on importation , manufacture and distribution of such substances or products containing such substances. • We face substantial competition, which may result in others commercializing psychedelics - based products and services before or more successfully than we do. Our customers will also face significant competition from other developers of psychedelics - based medicines and from companies pursing alternative treatments for the same indications. • We and our clients may face risks due to the ongoing COVID - 19 pandemic and any variations or mutations of the coronavirus. • Failure to obtain or register intellectual property rights used or proposed to be used in our business could result in a material adverse impact on our business. • Our bitcoin acquisition strategy exposes us to various risks associated with bitcoin. • The price of bitcoin may be influenced by regulatory, commercial, and technical factors that are highly uncertain, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our common shares. • Our bitcoin holdings could subject us to regulatory scrutiny. • Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, they may experience fraud, security failures or operational problems, which may adversely affect the value of our bitcoin. • Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our common shares. • We do not know whether an active, liquid and orderly trading market will develop for our common shares. • We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common shares less attractive to investors . • Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. • As a Canadian company, certain matters may negatively impact your investment, including: certain Canadian laws that may delay or negate a change in control; investor’s tax implications if we are deemed to be a “passive foreign investment company”; investor’s ability to enforce judgements against executives/officers; and, we are significantly exposed to fluctuations in currency exchange rates, among others. • We may acquire IP and be unable to materialize its full value. 3

Lucy Scientific Discovery Inc. NASDAQ: LSDI Firm Commitment Initial Public Offering Approximately $8 Million (excluding over - allotment ) Common Shares $ 4 .00 Complete build out and make certain upgrades to manufacturing & research facilities, satisfy certain outstanding liabilities, and for working capital & other general corporate purposes [TBD] WESTPARK CAPITAL, INC. Offering Summary Company Name: Proposed Ticker/Exchange: Offering Type: Offering Size: Securities Off e red: Est. Offering Price: Use of Proceeds: Expected Close: Book Runner(s): 4

Use of Proceeds & Capitalization Capitalization Table Summary Shares Authorized Shares Outstanding 1 Common Shares Outstanding Fully Diluted % of Potential Fully Diluted Securities Common Shares Unlimited 1 5 , 225 , 349 1 5 , 225 ,3 49 8 4 . 45 % Common Shares 2 2 , 374 , 189 1 3 . 17 % Warrants 3 428,290 2. 38 % Subtotal 2, 802 , 479 1 5 . 55 % Convertible Securities Upgrades $2,100,000 Satisfy Certain Outstanding Liabilities $3,700,000 Total 1 7 , 156 , 875 100% Working Capital & General Purposes 1 Includes 10,443,560 common shares outstanding as at Novem ber 3 0 , 2022, 1, 897 , 703 common shares to be issued at IPO for conversion of convertible notes , 884,086 common shares to be issued at IPO for debt settlement and 2 , 0 00,000 common shares to be issued pursuant to IPO. 2 Includes 567 , 431 stock options outstanding at Novem ber 3 0 , 2022 and 1, 806,758 stock options to be issued pursuant to the IPO. 3 Includes 428,290 warrants outstanding at Novem ber 3 0 , 2022. Use of Proceeds $ 8M $2,200,000 Complete Facility Build Out and 5

Seasoned Team

Lucy Scientific Discovery



Richard Nanula

Director

- Served as CFO and EVP of Finance and Strategy at Amgen, Executive Vice President and CFO at the Walt Disney Corporation, President and COO of Starwood Hotels, and Principal at Colony Capital
- Significant experience as board member/adviser



Chris McElvany

President & CEO - Director

- Vaporizer technology pioneer and co-founder of one of the world's best-selling cannabis products, O.penVAPE
- Co-founder of Organa Brands - sold to Slang Worldwide (SLGWF) for ~$200mm USD
- Multiple patent-holdings
- Over a decade of experience in multiple advanced drug formulations and delivery technologies
- Multistate and international cannabis regulatory experience



Dr. Assad J. Kazeminy

CSO

- Successful life sciences entrepreneur and innovator with more than 40 years of experience
- Founder and former CEO of Irvine Pharmaceutical Services, a contract research organization
- Founder and former CEO of Avrio Biopharmaceutical, an aseptic pharmaceutical products manufacturer
- Member of the United States Pharmacopeia (USP) Expert Committee from 2000-2020
- Dean Advisory Panel at Chapman University School of Pharmacy since 2014

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Additional Board of Directors



Charles Nemeroff

Board Member

- Chair of the Department of Psychiatry and Behavioral Sciences at the University of Texas at Austin, Dell Medical School
- Served on numerous boards and councils



Brittany Kaiser

Board Member

- Expert in data protection & privacy, technology policy, and legislative reform
- Co-Founder, President, and Director of the Own Your Data Foundation; co-founded the Digital Asset Trade Association Technology
- Business operations, lobbying & education efforts, and product development experience



Scott Reeves

Board Member

- Corporate securities lawyer based in Calgary, Alberta, Canada for 26 years
- Partner at TingleMerrett LLP since 2003
- Wide experience in private and public debt and equity offerings, corporate acquisitions of assets and/or shares, corporate structuring and debt financing



Paul Abramowitz

Board Member

- 35+ year leader in corporate finance and strategy
- Cross-industry executive leadership experience
- Experienced in product development process and IP protection



Livio Susan

Board Member

- Founded Navion Capital Inc., a Capital Pool Company listed on the TSX
- Served on boards of numerous public companies including Roch Tech Lithium Inc. an RNS software company
- 40+ years of experience in early-stage start-up, exploration financing, all aspects of corporate governance, regulatory details and project management

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Company Overview What We Do We are a licensed manufacturer in Canada dedicated to the development of psychotropic and psychedelic treatment therapies addressing mental health and addiction issues. Our Mission Our mission is to become the premier contract manufacturing and research development organization in the emerging psychotropics - based medicines industry. What Psychedelics Treat Studies have been conducted in recent years to determine efficacy of psychedelic therapies for patients suffering from mental disorders including depression, anxiety, PTSD and addiction . Key Potential Benefits Benefits include significant reduction in symptoms for mental disorders and reduction in alcohol and tobacco dependence. 8

Investment Highlights Large Addressable Market Opportunity A variety of mental health and addiction disorders are promising candidates for psychedelic treatment therapy Regulatory Developments Public support and changing regulations for psychedelic - based therapies Health Canada Licensed Production Facility Our facility is capable of sustaining growth and scalability while maximizing security in a highly - regulated market Innovative Production Technology Innovative production approaches using natural extraction, synthetic and biosynthetic Seasoned Executive Team and Board Our team represents a wealth of experience from pharmaceutical, biotechnology, industrial - scale production, and business strategy 9

Large Addressable Market The global psychedelics market could be worth as much as $11B in revenue by 2027 1 Addressing the Global Mental Health Crisis 2 Addressing the Global Addiction Crisis 2 Suffer from depressive disorders Suffer from anxiety disorders Users of tobacco products Suffer from a substance use disorder 1 Psychedelic Drugs Market report from Research and Markets 2020 2 Sources include the World Health Organization, ourworldindata.org, and various other peer - reviewed studies and reports 280M people 264M people 1.3B people 161M people 10

Growth Strategy Capitalize on activities that: Secure Near Term Revenue • Sign contract manufacturing agreements with key customers • Facilitate and conduct contract psychotropic research • Achieve and maintain compliance excellence Future Growth Drivers • Meet emerging demands with innovative products • Develop and acquire IP assets • Achieve business and technological diversification Three Phases to Actualize Business Plan: Phase 1 COMPLETED JANUARY 2022 Commence Operations Phase 2 11 PROJECTED JANUARY 2023 Complete Construction of R&D Labs and Initiate cGMP Certification Process Phase 3 PROJECTED JUNE 2023 Achieve Product Scale Manufacturing and cGMP Certification

Regulatory Developments Notable academic and clinical research efforts have prompted U.S. and Canadian regulatory bodies to re - evaluate various psychedelic compound classifications 1 FDA granted the Multidisciplinary Association for Psychedelic Studies (MAPS) break through therapy designation to MDMA - assisted psychotherapy for the treatment of PTSD Active lobbying campaigns ongoing in 42 cities in the US to decriminalize psychedelics Section 56 - SAP Amendment: Allows Health Canada the discretion to authorize the sale of restricted drugs for the purposes of emergency treatment through the Special Access Program, provided the application submitted by the practitioner meets all applicable requirements. The amendment effectively allows for emergency access to psychedelics outside of clinical trials 2 12

Controlled Substance Dealer Licensed Facility 25,000+ sq. ft. facility in Victoria, British Columbia 100 % Hydroelectric - powered campus, energy efficient design and equipment , compartmentalized production bays, testing and analytics laboratories, and dedicated office space Licensed to produce, research, sell, send, transport, and deliver MDMA , psilocybin/psilocin, LSD, DMT, mescaline, 2C - B. 2C - H and MDA. Health Canada inspected and compliant. Currently pursuing current good manufacturing practices (cGMP) and good laboratory practices (GLP) certification standards Leased facility through July 2027 with option to purchase facility Provides more than sufficient capacity to meet anticipated market demand 13

Production Capabilities Lucy is leveraging three key methods of production, with the goal of achieving best - in - class quality and facilitating market penetration through competitive pricing Synthesis Natural Product Extraction Biosynthesis 14

We Aim to Be a Premier Manufacturing Organization with Substantial Near - And Long - Term Growth Opportunities in the Emerging Psychotropics Market Large Addressable Market Opportunity Health Canada Licensed Production Facility Innovative Production Technology Regulatory Developments Seasoned Executive Team Why Lucy? 15

LU C Y S C I E N T I F I C . C O M

Natural Product Extraction: Innovative Production Technology Lucy - Versus - Provides the capability to quickly scale in order to meet global market needs Minimizes reliance on external suppliers and allows for advanced drug discovery capabilities and pharmaceutical - grade outputs TerraCubeTM not only provides the platform on which to execute a key method of production with a high degree of scalability and agility, but the modular design can be implemented in a variety of other cross - industry applications Traditional mushroom growth methods are unable to guarantee consistent pharmaceutical - grade product Traditional Growth Method 17

Genetic pathway for expression of desired API inserted into host cell lines Evaluate, optimize, and advance best candidates via high - throughput screening in microscale bioreactor Scale process to lab - and pilot - scale to produce gram to kilogram cGMP API quantities for research and human clinical trials Contract manufacturing at industrial scale for approved drugs using Lucy APIs Leveraging high - throughput and scalable biosynthetic processes to advance cGMP API production 18